Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$104,538	$(41,848)	$(20,804)	$53,969	$116,453	$6,296
Interest expense	35,903	55,857	72,307	86,192	93,200	71,318
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	164	2,243	—	361	910
Amortization of capitalized interest	—	152	267	170	115	281
Loan cost amortization	—	—	—	523	2,906	2,191
Earnings	$140,441	$14,325	$54,013	$140,854	$213,035	$80,996
Fixed Charges:
Interest expense	$35,903	$55,857	$72,307	$86,192	$93,200	$71,318
Capitalized interest	2,040	2,764	593	883	2,249	1,131
Loan cost amortization	—	—	—	523	2,906	2,191
Fixed Charges	$37,943	$58,621	$72,900	$87,598	$98,355	$74,640

Ratio of Earnings to Fixed Charges	3.7	0.2	0.7	1.6	2.2	1.1
Insufficient Coverage	$—	$44,296	$18,887	$—	$—	$—